SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 17, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ANNUAL REPORT

To the Shareholders

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Annual Report, the Financial Statements, Audit Committee Report, and other relevant documents pertaining to the 42° Fiscal Year ended December 31, 2007.

Macroeconomic Context

The Argentine economy showed for the fifth consecutive year a marked dynamism continuing with the recovery and growth cycle that started in 2003 after the fall resulting from the decline of the Convertibility system in the year 2002.

The GDP of the first three quarters of the year 2007 accumulated an 8.5% improvement, and we estimate that, according to the pace of the fourth quarter, the annual growth would reach 8.7%.

Thus, in the five-year period 2003-2007, Argentina grew 52.7% on an accumulated basis, which is equivalent to an 8.8% annual expansion; this evolution had not taken place in the last 100 years of economic history in our country.

The growth of the Argentine GDP was, as in the last five years, among the highest in the world. Expansion estimates for the year 2007 for Latin America, Europe, USA and Japan reached 5.4%, 2.6%, 2.2 % and 1.9%, respectively.

A structural change can be observed in the global economy, given the incorporation of China and India as incipient growth engines. The GDP of these countries was increased by 9.6% in the year 2007 and they already total more than 6.0% of the world Value Added.

Source: World Bank and IMF

The expansion of both Asian economies is based on the roles of said countries as worldwide producers of manufactured goods. This tendency is strengthened by the increasing domestic demand that is driven by the increase in the income of a large part of the population because of the industrialization process.

The improvement of consumption patterns as observed in these economies generates rises in the prices of raw materials, which would tend to be permanent and clearly benefit producer countries such as Argentina.

Source: Central Bank of the Republic of Argentina

Improvement in the interchange terms made it possible to sustain a sound commercial surplus despite the increase in domestic demand, as reflected in a considerable increase in imports. Thus, the commercial surplus of Argentina reached US$ 11.154 billion, which is 9.4% lower than that of the year 2006. In the last five years, the accumulated commercial surplus amounted to US$ 63 billion.

Exports totaled US$ 55.933 billion, which means a 20.0% growth, which is explained as 12.0% for prices and 7.0 for quantities.

However, the rise in agricultural prices was even more significant. This can be seen if we take as a whole primary products and manufactured goods of agricultural and livestock origin - 57.0% of total exports - which rose 32.8% in value compared with the 23.0% rise in prices and the 8.0% improvement in the volume exported.

On the other hand, imports increased by 31.0%, which amounted to US$ 44.780 billion. This variation is accounted for as 6.0% for prices and 23.0% for an increase in physical quantities.

Source: Ministry of Economy and Production

The rise in imports also reflected the expansion of domestic demand driven by the increasing public expenditure, the rise in actual salary and in private financing.

The growth model started in the year 2002 has been sustained partly by tax consistency. This was partially and transiently weakened in the past year as a consequence of a 43.0% rise in the primary expenditure.

Resources of the National Government - both current and capital - reached AR$ 218.750 billion, which means a 38.0% increase in the year. The increase in income was the result of an unprecedented tax collection that totaled AR$ 199.782 billion, which represents a 33.0% increase, 10 percentage points additional to the evolution of the nominal GDP. The reasons can be found in the greater collection efficiency and the increase in the withholding tax on exports.

As regards expenditure, current expenses given by salaries, pension payments, transfers to provinces and subsidies to the private sector -transportation and electric power, especially- grew by 46.0%. On the other hand, capital expenditure rose 21.0%.

Given these variations, the government achieved an accounting primary surplus -before interest payments- of AR$ 25.754 billion, though it should be highlighted that such measure included assets transferred from the Administradoras de Fondos de Jubilaciones y Pensiones (Pension and Retirement Funds Administrators) to the Public Pension System for $ 7.911 billion. Thus, the cash primary surplus -and homogeneous with previous years- was AR$ 17.843 billion, 2.3% lower than the surplus of the year 2006.

This more appropriate definition of primary surplus represented 2.2% of the GDP, a measure that was below the 3.4% recorded in the period 2003-2006.

On the other hand, payments of interest increased by 43.0% amounting to the sum of AR$ 16.468 billion, equivalent to 2.0 % of the GDP.

The achieved financial surplus -a measure that embodies tax consistency- was AR$ 1.375 billion, decreasing by 88.0% compared to the surplus of the previous year. This amount meant 0.2% of the GDP, markedly lower than the 1.7% average recorded in the last four-year period.

Source: Ministry of Economy and Production

In addition to the large increase in public expenditure, the actual salary of the private sector increased for the fifth consecutive year. During the year 2007, the purchasing power of the salary grew 10.7% with the attained 20.0% average nominal increase and the inflation rate registered by the INDEC1 being both taken into account.

As well as the behavior of these variables, the credit granted by the financial system grew around 42.0%, constituting another force that underpinned domestic expenditure, the main GDP engine of the year.

In the first three quarters of the year 2007, the GDP variation was vigorous, based on the forces previously mentioned. Thus, private and public consumption grew 8.8% and 7.3%, respectively, 1 and 1.9 percentage points above those recorded in the year 2006, while investment only rose 13.0%, 5.7 percentage points less than the investment verified in the previous fiscal year, due to the slower pace of residential construction.

On the other hand, the measurement of the domestic inflation rate was subject to statistical discrepancies due to methodological changes. Consumer inflation increased 8.5 % according to what the INDEC reported. Meanwhile, wholesale prices - also influenced by the rise in the price of raw materials - rose 14.6%.

A more homogeneous and wider measure than the previous ones is that concerning the GDP Implicit Price index, which showed a stabilized inflation level. This index reached 13.7 % in the year 2006 and was 12.6 % in the last fiscal year, in spite of the increase in domestic demand.

Even with the evolution of internal prices, the actual exchange rate - another key factor of economic policy - remained high. Throughout the year 2007, the actions taken by the BCRA as regards the nominal foreign exchange rate generated a devaluation of 2.2%.

Simultaneously, a similar appreciation of the “Real”, Brazil’s currency, the Chilean Peso, the Euro and China’s Yuan was recorded, which as a whole meant a 9.0% devaluation of the Argentine peso. Argentine exports to such destinations represented 65.0% of the external sales of the year 2007.

The devaluation of the nominal exchange rate and the appreciation of the currencies of Argentina’s main business partners boosted a slight rise of 1.0% in the multilateral actual exchange rate. In brief, we may conclude that, five years after the decline of the Convertibility system, the Argentine currency remains competitive.

Source: Central Bank of the Republic of Argentina

1 The National Institute for Statistics and Census, an agency within the Ministry of Economy that produces official statistical data on Argentina. (“Instituto Nacional de Estadistica y Censos”).

Perception of a consistent economic policy, despite an unfavorable change in the external context, made it possible to sustain the certainty. This meant keeping a constant pace of economy that resulted in a permanent improvement of the industrial activity, as well as a fall in unemployment and poverty.

Industrial activity for the month of December 2007 improved by 9.7 % compared to the same month in the previous year, which reflects the stability in the expansion pace for sales not only to the domestic market but also to the external market.

In that direction, industrial exports rose 17.0 % in value in the year 2007, due to a 4.0% rise in prices and a 12.0% increase in volume. Furthermore, exports to the main partner of the region, Brazil, grew 29.0% in value.

“EMI” (Estimador Mensual Industrial) (Monthly Industrial Estimator)

Source: INDEC

The industry’s idle capacity during the year 2007 was 25.9%, marginally lower than 26.4 % as observed in the year 2006, showing the continuous process of investment in the sector.

Growth continuity resulted in a new drop in unemployment. The index reached 7.5% in the last quarter of the fiscal year. The creation of employment by GDP unit decreased to one third of the figures of years 2003 and 2006. Consequently, this anticipates that the drop in unemployment will follow a slower path in the next few years.

Likewise, the poverty indicator fell, around 4 percentage points. It was reduced from 26.9 % in 2006 to 23.4 % towards the first semester of 2007.

Source: INDEC

Accordingly, we should expect, even in a deceleration context of developed countries, that the high growth cycle of Argentine economy will continue during the year 2008, which represents around 7.5% of the GDP expansion expectation.

Source: INDEC

The high agricultural prices and the increase in the demand of industrial goods from Brazil would constitute the bases for a strong external surplus.

In turn, the reinstatement of tax solvency - already defined by the increase in the withholding tax on agriculture and mining - and the deceleration of public expenditure would generate results similar to those of the four-year period 2003-2006.

Consequently, with continuity in the generation of sound identical surpluses, private certainty will be enhanced and so will accordingly the tendency of economic growth that started in the year 2003.

Monetary Market and Financial System

During the year 2007, the local monetary market was subject to the major changes that took place in the external financial context.

The mortgage crisis originated in the USA generated a substantial transfer of more risky assets toward instruments of better credit quality, which increased the volatility of the prices of government bonds and caused lower liquidity and financing to developing economies such as the Argentine one.

United States monetary authorities, driven by the heavy capital losses of banks and investors, implemented successive cuts in the base interest rate. Furthermore, both in USA and in Europe, central banks assisted their financial systems with liquidity in order to avoid credit contraction and its consequent impact on growth.

Source: Bloomberg

Argentina was not isolated from these worldwide financial trends. Indeed, the prices of sovereign bonds dropped, with the country risk increasing from a minimum of 181 base points - recorded in January - to a maximum of 505 base points - by mid August 2007 - with the peak of the crisis.

The change in the international context had no impact on the growth pace of Argentine economy due to the prudential monetary policies implemented by the BCRA2 - accumulation of foreign currency and monetary sterilization - along with the rules that underpinned the strengthening of the financial system.

Between the second and the third quarter of the year 2007, there was a reversion in the capital flows, due to the change in external conditions, of US$ 5.1 billion. That represented a loss of BCRA reserves that reached a maximum of US$ 1.7 billion. Such capital outflows were a severe test for the floating system.

Accordingly, the average exchange rate, of operations intermediated by the BCRA, during external tension, was increased from an average AR$ 3.11 in the month of July to AR$ 3.16 in October, and remained at AR$ 3.13 in December.

The BCRA compensated the foreign currency outflows and the money contraction with the redemption of LEBACs3 and NOBACs4. This made it possible to go through the financial turbulence without substantial drops in liquidity, with the solid pace of economy growth being sustained.

2 Central Bank of the Republic of Argentina.
3 BCRA Bills.
4 BCRA Notes.

Source: Central Bank of the Republic of Argentina

Even with this scheme of administration of the economy liquidity, the evolution of interest rates increased during the year 2007 due to causes of various origins. On the one hand, the BCRA continued with its “gradual rate-increase” strategy so as to reduce its negative actual performance; and on the other hand, the increasing external uncertainty modified the premium requested by savers to maintain their savings in the local financial system.

The monetary authority increased the rates of one-day reverse repurchase agreements - floor for interfinancial operations -from 5.75% effective in December 2006 to 7.50% in July and 8.0% in December of the year 2007.

The external volatility had full impact on the local interest rates in pesos from August and meant rises of 500 base points in the BADLAR rate - borrowing rate paid to large deposits - which reached 14.0% by the end of the year5.

5 The BADLAR rate dropped to 8.5% in February of 2008.

Source: Central Bank of the Republic of Argentina

Even with the changes in the capital flows, the BCRA increased its reserves during the year 2007 by US$ 14.139 billion, ending the fiscal year with US$ 46.176 billion.

The process of foreign currency accumulation had three well-defined stages: purchases until July for US$ 12.165 billion, loss of reserves between August and September for US$ 1.311 billion, and acquisition of foreign currency in the fourth quarter for US$ 3.285 billion.

Purchase of external reserves meant a gross expansion of primary money for AR$ 43.808 billion throughout the year 2007, with AR$ 12.8 billion being sterilized due to the repayment of rediscounts, issue of liabilities and increase in the government’s deposits in the BCRA.

Thus, the monetary base grew 25.0%, which meant an 18.0% growth of the M2 - the aggregate controlled by the monetary program. Such variation reflected a growth lower than that of the nominal GDP estimated for the year.

The monetary authority consolidated the control of the amount of money, which begun in the year 2005. For the third consecutive period, the monetary offer grew to a lesser extent than the nominal GDP; this rule is meant to generate a predictability environment concerning economic evolution that tends to reduce uncertainty about saving, investment and expenditure decisions.

Total deposits of the financial system grew 20.3%, reaching AR$ 199.973 billion on average in the month of December.

Private placements rose 24.8%, reaching AR$ 150.738 billion, which represents 75.4 % of the total financial system.

On the other hand, public deposits increased by 9.7%, totaling AR$ 49.235 billion in December of the year 2007, after their 30.0% rise in the previous fiscal year, which reflected the lowest consolidated financial gain of the federal government and the provinces with respect to the year 2006.

Source: Central Bank of the Republic of Argentina

Deposits in pesos represented 89.8% of the system in the fiscal year 2006, dropping to 88.6% in the last year. The biggest increase in dollar deposits occurred during the third quarter and synthesizes a positive reading of the savers about the soundness of banking entities within the framework of an external financial crisis.

The so-called transactional deposits, which are included in the category of deposits in pesos and consist of checking accounts and savings accounts, dropped from 43.8% to 40.9% of the system, due to the dynamics of those belonging to the public sector. On the other hand, time deposits in pesos went from 46.0% to 47.7% of the market as of the closing of the year 2007.

The small degree of monetization of the Argentine financial system makes it possible to sustain that there exists a wide potential for its development, if we take into consideration the level reached during the 1990s in our country and that present in several nations of the region.

The demand for credit had a marked dynamism in the year 2007. Actually, the loans granted to the private sector were increased by 41.8%, totaling AR$ 110.362 billion after rising 39.3 % during the year 2006.

In the last two fiscal years, improvement in private loans was above the nominal GDP growth between 10-15 percentage points. This highlights the expansion potential of the assets of the local financial system, if the macroeconomic stability were sustained.

Credit to the private sector represented 12.0% of the GDP, having improved 1.5 percentage points compared to the figures reached at the end of the year 2006. Said ratio is still very distant from that of Uruguay and Brazil that have ratios of 22.0 % and 34.0 % respectively.

Increase in credit, both in pesos and dollars, was similar; credit grew 39-6% and 44.2 % respectively. Such uniformity reflects the absence of expectations for the correction of the local currency value.

Inter-annual comparison of the different credit lines showed marked differences. Commercial loans grew by 30.0 % in 2007, below 37.8% recorded the previous year. Meanwhile, consumer loans increased by 56.4%, at a pace that is auspicious after a 65.0% improvement during the year 2006. On the other hand, loans granted and secured by mortgages or pledges improved by 46.6% in the last fiscal year, thus doubling the figures of the year 2006. The companies resorted to leasing to be furnished with machinery, along with the record sales of automobiles.

Source: Central Bank of the Republic of Argentina

The credit quality improved again due to the dynamism of the loans of the year 2007. The irregular portfolio that represented 4.5 % with respect to the total loans to the private sector as of the closing of the fiscal year 2006 became 3.2% in December of 2007.

Such decrease reflects both the improvement of actual salary and the maintenance of a healthy profitability of the commercial sector; these are factors that influence the quality of consumer and commercial loans. In addition to these economic forces that sustain the good quality of loans, the financial system created provisions equivalent to 130.0% of the irregular portfolio.

Loans to the non-financial public sector dropped for the third consecutive year, which reduced the systemic risk. In the year 2007, the stock of loans to the public sector ended in AR$ 10.620 billion, thus dropping by 22.0% compared to December of the year 2006. As of the closing of the fiscal year, such exposure represented only 10.5% of total loans, showing a noticeable decrease compared to 50.0% reached in the year 2002.

The results achieved by the financial system in the year 2007 totaled AR$ 3.940 billion, dropping 12.0% compared to those recorded in the previous year, due to the fact that profits were affected in the last few months by the decrease in sovereign bonds caused by the external turbulence.

Source: Central Bank of the Republic of Argentina

The system reached a ROE -Return on Equity- of 11.1 % and a ROA -Return on Assets- of 1.5%.

Such results meant an increase in the added shareholders’ equity of 11.7%, which in practice turned out to be half of the figures reported in the fiscal year 2006.

The added shareholders’ equity of the financial system reached AR$ 36.867 billion, which represents a 90.0% surplus regarding the minimum capital requirements imposed by the BCRA.

Meanwhile, the leverage - Liabilities / Shareholders’ Equity - of the financial system was similar in the last three years, reaching 7.1 times.

Main indicators of the financial system

The following table shows the evolution of the main indicators of the financial system.

	Unit	2004	2005	2006	2007
Assets	Million AR$	212,562	221,962	258,384	298,001
Private Loans	Var. l Var. %	22,9%	36,1%	39,3%	41,8%
Liabilities	Million AR$	188,683	195,044	225,369	261,135
Deposits	Var. l Var. %	23.3%	17.0%	25.2%	20.3%
Shareholders’ Equity	Million AR$	23,879	26,918	33,014	36,867
Profitability	Million AR$	-898	1,780	4,306	3,940
ROA	%	-0.5%	0.9%	1.9%	1.5%
ROE	%	-4.2%	7.0%	14.3%	11.1%
Minimum Capital Surplus%		185.0%	173.0%	134.0%	90.0%
Leverage - Liabilities / Shareholders’ Equity	Times	7.9	7.2	6.8	7.1

Source: Central Bank of the Republic of Argentina

In conclusion, the Argentine financial system continues with its consolidation process, after the crisis that took place in the year 2002, and is reaching a phase of more stabilized profits. The solvency achieved makes it possible to sustain a substantial credit expansion to the private sector as a contribution to the economic growth.

Banco Macro S.A.

Consolidated Situation

During the current Fiscal Period, Banco Macro S.A. merged with its controlled company, Nuevo Banco Suquía S.A., the new composition of the Group of Financial Institutions being thus the following:

The distribution network of Grupo Marco is made up of 427 branches - the widest in the Argentine private sector - 244 of which belong to Banco Macro, 157 to Nuevo Banco Bisel S.A. and 26 to Banco del Tucumán.

Branches are established throughout the territory of the country, having a strong presence in the Northwestern, Middle and Northeastern regions, whose agro-industrial development is remarkable.

It is important to point out the Group’s lower presence in banking high-density areas, such as the Federal Capital City and Buenos Aires, which accentuates the regional bank characteristic.

The following table shows the location of the branches by region, compared to the total number of branches of the Argentine financial system as a whole.

Branches	Grupo Macro	Financial System	Share
Northwest (NOA)	68	164	41,5%
Middle	200	976	20,5%
Northeast (NEA)	46	322	14,3%
Patagonia	19	262	7,3%
Cuyo	17	242	7,0%
Buenos Aires	53	1.227	4,3%
Federal Capital City	24	775	3,1%
Total	427	3.968	10,8%

The merger with Nuevo Banco Suquía S.A. meant the incorporation of 100 branches, with a geographic overlap of only 6 branches with Banco Macro S.A. network. These branches were merged with those in closest geographical proximity without affecting the banking services provided to the community.

Said process, in addition to the Group’s increase in deposits during the fiscal year, represented an improvement of the volume of average deposits per branch far superior to that recorded in the system.

Meanwhile, the number of branches of the financial system was increased during the last fiscal year by 4.4%, totaling 3,968 branch offices. Grupo Macro’s share was 10.8% of the total.

Solvency

Macro Group’s solvency, as synthesized in the shareholders’ equity, improved 17.0%, 6 percentage points above the increase recorded in the financial system as a whole.

The shareholders’ equity was increased from AR$ 2.315 billion to AR$ 2.708 billion, such variation being due to:

Solvency Figures in million AR$
Shareholders’ Equity as of the end of the previous Fiscal Year (12/31/06)	2,315.1
Dividends paid during the Fiscal Year	-102.6
Income for the Fiscal Year	495.2
Shareholders’ Equity as of the end of the Fiscal Year (12/31/07)	2,707.7

The “quantifiable equity liability” (RPC)6 of the Group showed a 149.0% excess in respect of that required by the rules of the BCRA, which exceeded by 66.0% the RPC recorded in the financial system as a whole.

The Bank has had since December 2006 a 30-year Corporate Note for US$ 150 million within its RPC, which allows it to continue to increase the volume of loan placements at a pace substantially higher than that of other banks of the system.

The Bank’s leverage level - Liabilities / Shareholders’ Equity - reached 6.3 times, thus being increased as compared to 5.3 recorded in the previous fiscal year. This measure is still lower than that shown by the financial system - 7.1 times.

The leverage increase was the result of the growth of liabilities on account of both deposits and indebtedness through the placement of Corporate Notes, which was markedly superior to that recorded in the financial system.

Deposits

Grupo Macro’s deposits reached AR$ 13.591 billion, thus growing 35.0% compared to the closing of the fiscal year 2006, and exceeding by 14 percentage points the rise recorded in the financial system.

The Group’s share in deposits was increased from 5.9% to 6.6% of the financial system by the end of the year 2007, thus being positioned fifth within the financial system ranking, third within the private system ranking, and first within the domestic capital private system ranking.

Private sector deposits reached the sum of AR$ 11.804 billion, which compared to the AR$ 8.770 billion as of the end of the previous fiscal year, represents an increase similar to the total Deposits.

On the other hand, public sector deposits progressed at a pace higher than that of the private sector, going from AR$ 1.296 billion to AR$ 1.774 billion as of the end of the current fiscal year, showing thus a 37.0% increase. Such rise exceeded by 25 percentage points the expansion recorded in the financial system. It would reflect a greater tax solvency in the provinces where the Group acts as a financial agent.

The following detail shows the evolution of its components:

Deposits Figures in million AR$	12/31/05	12/31/06	12/31/07
Checking Accounts	1,041	1,881	2,600
Savings Accounts	1,101	2,097	2,780
Time Deposits	3,222	4,381	5,907
Others	379	416	517
Total Non-Financial Private Sector Deposits	5,742	8,775	11,804
Total Public Sector Deposits	823	1,296	1,774
Total Financial Sector Deposits	5	5	13
Total Deposits	6,565	10,071	13,591

[6]	Spanish acronym for“Responsabilidad Patrimonial Computable” (Argentina).

The Bank’s commercial penetration was not only shown by the volume of deposits but also by the growth recorded in the passive product-customer database.

Indeed, as regards the number of transactional products - checking accounts and savings accounts-, as of the closing of this fiscal year the number reached was 1,946,000 accounts, representing a 8.9% increase compared to the previous year, while the number of these accounts in the financial system grew 6.4%.

As regards time deposits, the stock observed reached 160,700 placements, showing an 18.0% growth, 8 percentage points above what is recorded in the system.

In the last two years, under the Group’s management in all the acquired banks, the consolidated number of customers reflected through these physical data showed a significant increase, which was close to 55.0%.

Source: Banco Macro S.A.

Loans

During the year 2007, we intensified the lending portfolio generation strategy in the segments most benefited by the Argentine current economic situation.

As shown in the table below, as of the end of the Fiscal Year, the total loans to the private sector plus the financing granted under the leasing system reached the amount of AR$ 9.709 billion, which, compared to the AR$ 5.807 billion for December 2006, shows an increase of AR$ 3.902 billion that is equivalent to 67.2%.

Grupo Macro grew 19 percentage points above the figures recorded in the system; that meant an increase in its share, from 7.5% in the year 2006 to 8.5% as of the closing of this fiscal year.

Loans Figures in million AR$	12/31/05	12/31/06	12/31/07
Advances	433	1,103	1,505
Documents	434	544	1,082
Mortgage	298	426	620
Pledge	230	301	348
Personal	477	1,431	3,208
Credit Cards	241	498	722
Others	836	1,221	1,852
Total Loans	2,949	5,524	9,336
Leasing	146	282	373
Total Financing	3,095	5,807	9,709

As shown above, all financing lines show a significant inter-annual growth.

Checking account advances grew 36.4%, as a result of a 38.3% increase in “general line” advances and a 33.5% increase in those connected with liquidity administration.

Advances Figures in million AR$	12/31/05	12/31/06	12/31/07
Advances
- in Checking Account, General Line	300	676	935
- related to Liquidity Administration	133	427	570
Total Advances	433	1,103	1,505

Although all the credit lines assigned to companies grew throughout the year, the most dynamic ones were the notes discounting lines and, to a lesser extent, the financing for assets given under leasing (financial lease).

Share in the line above mentioned, still minority, shows an inter-annual 32.5% expansion. The incorporation of knowledge and expertise conceived by the business structure of Nuevo Banco Bisel, allows the Group to penetrate the agricultural and livestock breeding leasing in the main agricultural region of the country.

Regarding financing to individuals - a major strategic goal of the Bank’s commercial activity - the performance of the personal loan line is remarkable, whose balance as of the closing reached the amount of AR$ 3.208 billion, which represented a 124.0% increase compared to the AR$ 1.431 billion registered as of the closing of the previous Fiscal Year. .

The extraordinary evolution seen in this product shows the appropriate strategy of underpinning the strong growth in the inhabitants’ consumption, which makes it possible to satisfy the need for consumer or durable consumer goods and services, such as electric household appliances and vehicles. Furthermore, a greater formalization of the credit structure is attained, where financial institutions come to play a more predominant role in salary advances and small-amount loans in the commercial lines of small- and medium-sized businesses. In this respect, the relative advantage of the institution as a financial agent of four provinces enhances and intensifies these characteristics.

As of the closing of the Fiscal Year, 567 thousand personal loans are outstanding, which results from an increase of 176 thousand new borrowers during 2007.

Within the same market, the financing balance through credit cards grew 45.0% - from AR$ 498 million to AR$ 722 million-, repeating the remarkable growth rates of the previous year. In the last fiscal year, the commercial penetration of this specific product meant an increase from 409 thousand to 501 thousand accounts.

Participation in Financial Trusts

Another form of financing to companies and indirectly to individuals consisted in the subscription of trust participation certificates and debt securities in Financial Trusts, which as of December 31, 2007 reached a balance of AR$ 549, which is slightly above the previous year values.

The underwriting of this kind of instruments enhances the complementariness between the financial sector and the capital market enabling a better administration of banking risks. Particularly, we should highlight the Bank’s participation in the underwriting process of a number of trusts with public offer, the underlying assets of which are made up of consumer loans (credit card balances and personal loans) and pledge loans.

Liquidity

The Group’s liquidity reached AR$ 7,483 million, being increased 14.0% compared to the year 2006. In terms relative to the deposits, said indicator dropped from 65.2% as of the end of the previous fiscal year to 55.1 % as of December of the year 2007.

The Group, due to its strong business dynamics, changed its assets composition, as it reduced relatively its holding of high-liquidity instruments for longer-term loans to the private sector.

Even so, the Group’s liquidity, measured with respect to deposits, exceeds by 10 percentage points the liquidity in the financial system. This is a distinguishing element of the Group and enables the continuity of the credit expansion process.

The Group’s liquidity is accounted for by low-risk and short-term assets in the form of loans to first-rate qualified companies, LEBACs or NOBACs, repurchase agreements with the BCRA and cash & banks. The following table shows us the consolidated balances as of the end of each Fiscal Year:

Liquidity Figures in million AR$	31/12/05	31/12/06	31/12/07
Cash and Banks	1,189	2,627	3,117
Securities in favor of Clearing Houses	95	116	186
Loans to first-rate companies	133	427	570
Call granted	81	395	65
Government Securities Repurchase Agreements	61	214	67
LEBAC / NOBAC	2,463	2,787	3,478
Total Liquid Assets	4,022	6,566	7,483
Hedging of total Deposits	61.3%	65.2%	55.1%

Results

Banco Macro continued to demonstrate its financial and solvency potential, which is reflected in the net income of AR$495.2 million in the fiscal year 2007, 17% above the amount of AR$ 424.3 million recorded in the year 2006.

Said profitability represented a ROE - average return on equity - of 20.2% and a ROA - average return on assets - of 2.8, positioning it as one of the most profitable banks in the Argentine financial system.

The results of the year 2006 took into account the incorporation in May and in August of Banco del Tucumán S.A. -BT- and Nuevo Banco Bisel S.A. -NBB- respectively. Given these absorptions, the 2006 results are not strictly comparable to those of the current fiscal year. The variations herein below listed constitute mere guidance.

Financial income totaled AR$ 1.890 billion, representing a 64.0% increase compared to $ 1.155 billion in 2006. Fifty four point seven per cent (54.7%) of such amount was contributed by the interest generated by loans, which grew 85.0% in the fiscal year.

Meanwhile, resources coming from the liquidity application and government securities holdings contributed the remaining 45.3%, the Bank’s share in income being reduced as compared to 52.0% recorded in the previous fiscal year.

Financial expense reached AR$ 805 million, as a consequence of the increase in the time deposit portfolio, the rise in the domestic interest rate and the interest generated by the three issues of bonds that took place in 2007.

The gross intermediation margin totaled AR$ 1.085 billion, 43.0 % above AR$ 760 million recorded in 2006.

Administration expenses were AR$ 957 million, which represents a 47% increase compared to the year 2006, as a result of the incorporation of the branches and employees of NBB and BT, and the salary increases granted.

Net income for services totaled AR$ 512 million, which represents a 43.0% increase compared to AR$ $ 359 million recorded in 2006.

Operating or Net income for financial intermediation reached AR$ 545 million, which means a 34.0% increase compared to the figures of the year 2006.

The results achieved by Grupo Macro show improvements in efficiency and productivity, which derive from the higher leverage as reflected on its balance sheet compared to the profits earned in the fiscal year 2006.

The Group’s main challenge for the next year is to intensify the growth of private assets in order to enhance the efficiency of the structure. The Group has an Assets-Shareholders’ Equity ratio of 7.3 times, even less than that observed in the financial system, which was 8.1 times.

Results Figures in million AR$	31/12/06	31/12/07	Var.
Financial Income	1,155.3	1,890.4	64%
Interest from Loans	559.3	1,034.8	85%
Income from Government Securities and Corporate Securities	324.2	488.8	51%
Secured Loans	29.9	35.0	17%
Adjustment for CER[7]and CVS[8] clauses + Others	241.8	331.8	37%
Financial Expense	394.9	805.3	104%
Gross Intermediation Spread	760.3	1,085.1	43%
Bad debts charge-offs	59.8	94.7	58%
Net Income for Services	359.3	512.0	43%
Administrative Expenses	652.5	957.0	47%
Net Income for Financial Intermediation	407.4	545.4	34%
Various Profits and Losses and Third Parties’ Holdings	93.9	42.1	-55%
Net Income before Income Tax	501.3	587.5	17%
Income Tax	77.0	92.3	20%
Profit of the Fiscal Year	424.3	495.2	17%

7  Spanish acronym for “Coeficiente de Estabilización de Referencia” (Reference Stabilization Coefficient).

8  Acronym in Spanish, “Coeficiente de Variación de Salarios” (Salary Variation Coefficient).

Grupo Macro’s Main Indicators

The following table shows the evolution of Grupo Macro’s main indicators comparable to those of the financial system.

	Unit	2004	2005	2006	2007
Assets	Million AR$	8,797	9,488	14,505	19,7812
Private Loans	Annual Var.%	213.5%	36.3%	87.6%	67.2%
Liabilities	Million AR$	7,540	7,998	121,899	170,735
Deposits	Annual Var.%	19.0%	87.8%	53.4%	35.0%
Shareholders’ Equity	Million AR$	1,257	1,490	2,315	2,708
Return	Million AR$	193.0	262.7	424.3	495.2
ROA%		3.4%	2.8%	3.6%	2.8%
ROE%		16.2%	19.7%	22.2%	20.2%
Minimum Capital Surplus%		306.0%	308.0%	258.0%	149.0%
Leverage - Liabilities / Shareholders’ Equity	Times	6.0	5.4	5.3	6.3

Source: Banco Macro S.A.

Ratings

During the year 2006, the rating agency Moody’s raised from 2 to 1 the rating of the Bank’s shares, and to Aa1.ar the rating for deposits. On the other hand, Fitch Ratings kept them stable -1 for shares and A1+(Arg) for deposits.

The deposits of NBB and BT received a rating similar to that received by Banco Macro S.A., both being assigned by Moody’s.

On the other hand, the rating for Subordinate Corporate Notes Series 1 for US$ 150 million, and Non-Subordinate Corporate Notes Series 2 for US$ 150 million, remained stable in categories A (Arg) and AA (Arg), respectively, as rated by Fitch, and in categories Aa31.ar and AA (Arg) as rated by Moody’s for both issues.

Senior Non-Subordinated Corporate Notes Series 3 have been rated Aa1.ar and AA (Arg) by Moody’s and Fitch respectively.

The ratings received are the highest ratings assigned to entities of the Argentine financial system.

Corporate Governance

The aim of Banco Macro S.A. is to position as a leading bank, which through the development of ethical, sensitive and profitable activities, provides to its employees a work environment in which they may develop, delivers a an excellent service for its customers, supports its values from shared responsibility together with the community and respects the shareholders’ interests.

Best Practices

In accordance with the general guidelines spread along the best practices on Corporate Governance, the Bank has adopted, for the corporation and its members, the following policies:

Code of Ethics

The Bank has established a Code of Ethics applicable to top level directors and managers, which includes, among other officers, the CEO, CFO, CAO and other officers with similar responsibilities and functions within the Bank.

The Bank expects all its employees to act in accordance with the highest personal and professional integrity levels in all aspects of their activities, comply with all applicable laws, discourage any reproachable behavior and abide by the Bank’s Code of Conduct and other policies and procedures adopted by the Bank and which regulate the conduct of its employees. This Code of Ethics is intended to complement the Bank’s Code of Conduct.

Code of Conduct

Banco Macro S.A. seeks to create a work environment that encourages responsibility, execution capacities, commitment, results, loyalty, honesty, good communication and team work.

Achieving a pleasant work environment requires to base daily relationships on mutual respect, trust and cordial and simple treatment, both between fellow workers and chiefs and suppliers and customers, and to perform all activities with the highest labor and personal ethical standards.

To that effect, the Code of Conduct is aimed at providing the basic principles for all members of the Bank to act in the same manner and with the same values in similar situations. The confidence offered by the shareholders, customers and the public in general depends mostly on the compliance with these principles or standards.

Code of Banking Practices

As a quality emblem, Banco Macro adhered to the Code of Banking Practices jointly prepared by the different Bank and Financial Entities Associations in the Republic of Argentina.

This implies the Bank is committed to promoting the best banking practices in the country in order to strengthen the rights of those who use financial services and products.

Application of International Standards

Banco Macro S.A. lists its shares in the New York Stock Exchange so it must comply with the provisions of the Securities Exchange Comission (SEC), which include, inter alia, compliance with the Sarbanes Oxley (SOX) Act.

The purpose of this act is to raise significantly the standards of corporate transparency and accountability as regards financial information, go deeply into business ethics and strengthen the public’s confidence on public offering of securities.

Therefore, corporate management officers have increased responsibility in this aspect and the internal controls established to mitigate all risks related with the integrity and accuracy of the information contained in the financial statements are to be revised and systemized.

To such effect, the introduction of the SOX project and compliance with its provisions is the responsibility of the entire organization, being Internal Control an intrinsic part of the management of the business due to the broad variety of existing risks and their potential impact on the entire organization.

During the fiscal year 2007 the Bank worked very hard on the companies of the Group, carrying out all the tasks required in order to obtain the certification, which include incorporating of the “process owner” concept, surveying and documenting processes and sub-processes, performing self-evaluations, identifying and testing controls, and finally, introducing corrective action plans, if necessary.

At present we are on the final stage of audit and certification9 in order to comply with all requirements provided for by the SOX Act.

Ownership Structure

Banco Macro S.A. is an open-capital company. It currently lists 62.0% of its shares in the Buenos Aires Stock Exchange and New York Stock Exchange. In the case of the NYSE it lists is shares as American Deposit Receipts, the holders thereof being minority shareholders, local and foreign investment funds and institutional investors such as the Administradoras de Fondos de Jubilaciones y Pensiones (Retirement and Pension Funds Administrations) in the country.

The Bank’s controlling interests are held by three of its shareholders, who have large experience in the financial system and are members of the Bank’s Board of Directors.

Board of Directors - Composition & Functions

The Board of Directors is the top management body and its main function is to establish the Bank’s management and development policies. It is the Bank’s policy that all members of the Board be morally capable.

The Board of Directors is currently formed by 10 Regular Members designated by the General Shareholders’ Meeting and who shall hold office for periods of three fiscal years. The Directors have experience, solid knowledge and enough training to carry out activities in the banking business.

Banco Macro S.A., in compliance with the rules of the CNV and the SEC, has an Audit Committee composed of three independent Directors.

Position	Name
Chairman	Jorge Horacio Brito
Vice Chairman	Delfín Jorge Ezequiel Carballo
Regular Directors	Jorge Pablo Brito
Juan Pablo Brito Devoto
Roberto Julio Eilbaum
Luis Carlos Cerolini
Carlos Enrique Videla (1)
Alejandro Macfarlane (1)
Guillermo Eduardo Stanley (1)
Constanza Brito
Alternate Directors	Mario Eduardo Bartolomé
Ernesto Eduardo Medina
Marcos Brito
Fernando Raúl García Pulles (2)

(1) Independent Directors / Members of the Audit Committee.

(2) Independent Alternate Director / Alternate Member of the Audit Committee.

9 This certification is required to Banco Macro S.A. from the fiscal year 2007.

Control Environment

Top management considers it primary to achieve the best results saving efforts and resources, i.e., at the less possible cost. Therefore it is necessary to control that all Board decisions are adequately complied with, meaning that all actions performed are consistent with such decisions, within a basic scheme allowing initiative and considering the circumstances in each particular case.

It is necessary to point out that, although the primary factors to be taken into account are the integrity, the moral and ethical values and the capacity of its members, there are other aspects that are expressed when shaping the operating processes, and mainly, in how such operating processes are managed and controlled, the level of adherence to policies and the compliance with goals/ objectives arising from the Management.

To such effect, Bano Macro believes the ethical values are essential to achieve an adequate control environment. The Internal Control System is supported by the ethical values, which define the behavior of those who operate such Internal Control System. These ethical values belong to a moral dimension and, therefore, are beyond mere compliance with the Laws, Decrees, Rules & Regulations and other rules and provisions.

In short, internal control is a strategic aspect of management and is part of decision making. The organization has defined the internal control system as the coordinated set of methods and actions taken to protect the assets, verify the accuracy and accountability of the information, promote operating efficiency and encourage adherence to the Management’s policies.

Internal Control is exercised by bringing the compliance with rules and regulations together with the responsibility of the members of the organization, defining strategic points of compliance, establishing deviation detection mechanisms in order to evaluate and correct them and provide feedback.

This system is the responsibility of all and each of the members of the organization. In fact, although it is a process originated in the management and that has been designed to provide reasonable assurance as regards compliance with the Bank’s goals and objectives, each player plays a particular and very important role.

Committees

The members of the Board of Directors participate actively in the day to day management, contributing their experience and knowledge, and forming the different committees created within the Board: Executive Committee, Audit Committee, Anti-Money Laundering Committee, Internal Audit Committee, Systems and IT Committee, Assets & Liabilities Committee, Credit Policy Committee and Recovery Committee.

Management Control

Banco Macro S.A. has a management control system in order to guarantee an adequate generation, interpretation and analysis of the strategic information necessary for the Bank’s budgets and management control.

Risk Management

The financial activity is subject to multiple risks. These risks must be managed by the Bank’s management body through a continuous process in order to provide reasonable assurance with respect to the impact thereof and how such risks may affect compliance with the goals established by the Bank’s Management.

Some of the main risks in the financial activity include:

•	Credit Risk

The Credit Risk is the possibility of a loss occurring due to the total o partial failure of our customers to settle their financial obligations with the Bank as they fall due.

Banco Macro S.A. has credit risk and counterparty risk policies directed to the management and control of credit risks and the aim of which is to ensure that they remain within the Bank’s tolerance for risk. The Credit Risk Management Department is in charge of seeing for the application and fulfillment of these credit risk policies.

Specialist support functions permanently analyze and evaluate the exposure to this risk through indicators and portfolio evolution data, preparing monitoring, evolution and behavior reports on loan portfolios, either individually or grouped by economic segments, which are subsequently used by the Bank’s Management and Committees.

•	Credit Risk Management Department

During the year 2007 the Bank’s Credit Risk Management Department strengthened its measures and actions aimed at detecting, measuring, monitoring and minimizing the credit risks in its active portfolio, successfully addressing the increasing transaction volume, in addition to the merger of Banco Macro and Nuevo Banco Suquía and the consolidation of their operations with the other companies of the Group, particularly with Nuevo Banco Bisel.

In order to deal with the above-mentioned expansion, we moved forward with the creation of specialized risk analysis structures for the Corporate Banking segment -Small and Medium-Sized Companies, Large Companies, Corporate Entities, Agribusiness- and the Private Banking segment -Salary Program, Open Market-.

In addition to the different tools used by the Bank to evaluate the credit risk of its potential customers, during the last fiscal year the Bank incorporated the application of a new and advanced evaluation model for individuals in the Open Market in all the entities within the Group, which also allows to calibrate the amounts of the loans to be granted.

In order to make the process more agile and improve the reply time to our customers, the Bank made some amendments to the Credit Policies Manual such as the creation of new committees per business segment and increased individual and joint powers -alternative to committees-. We must highlight that the credit risk evaluation of our customers is integrated among the entities forming Grupo Macro and that the credit approval stages -committees- are, in turn, unified.

From the Credit Management and Operations Department we implemented several measures aimed at automating the administration of risk ratings, which allow us to carry out systematic controls before the disbursement of the credit transactions -compliance with the decisions of the Committees, decentralized controls in transaction settlements, etc.-, reducing at the same time the operation risks.

Besides, we moved forward in the design of a Management Information System, to be operated by the Analysis and Planning department, which allows us to know -at all times- the portfolio evolution and behavior, send alert messages and fire actions on the recovery policies, plans and management.

The policies implemented for pre-legal debt-recovery have accompanied the good performance of the credit risk area. During the last year we introduced several improvements in the structures and methods used in the recovery of debts -allocation of cases, result measurements, differentiation of actions per segment, etc.- and we created the Junior and Senior Debt-Recovery Committees to deal with and approve exceptions and the transfer of portfolios to the judicial instance.

The Bank has standard and automatic proceedings to send the arrears portfolio to the pre-legal department; while for the debt-recovery of the commercial or corporate portfolio we established regional debt-recovery areas directly assisting the branches.

The actions taken in this area contributed to a significant reduction in the arrears or irregular portfolio, taking it from the 1.95% reported at the end of the year 2006 to 1.6% through the end of the current year and an improved portfolio quality and coverage with allowances for bad-debt risk, based on a strict debtor rating and allowance policy.

•	Market and Liquidity Risk

We define Market Risk as the uncertainty to which the Bank’s future results are exposed in case of adverse changes or fluctuations in the market conditions. The materialization of such risk implies that the entity suffers losses not included in the budget or reductions in its income capacity as a result of variations or fluctuation in the value of market factors such as interest rates, exchange rates and financial asset prices, among others.

The Liquidity Risk is related with the entity lacking enough funds to honor its financial obligations or commitments, and therefore depends on the realization of assets or on obtaining alternate resources -under unfavorable conditions-, to comply with customer fund requirements.

Banco Macro S.A. has written policies on Market and Liquidity Risk management and administration guidelines. The Group’s investment strategy is periodically reviewed by the Assets & Liabilities Committee within the scope of the economic and market trends with respect to the market risk, asset and liabilities concentration, due date, expected rate of return and alternate investments. As regards market risk, the Assets & Liabilities Committee also evaluates powers and exceptions.

In order to prevent possible contingencies that may compromise the liquidity or the results of the entity, the Assets & Liabilities Committee evaluates the entity’s situation based on the periodic reports furnished by the Finance Department.

•	Business Risk

We define Business Risk as the risk of losses derived from inadequate internal proceedings or the failure thereof, human mistakes, system failures and the risk arising as a consequence of external events. This definition includes legal risk, but excludes the strategic and reputational risk.

Under the BIS II, the Central Bank of the Republic of Argentina has established the road map for the implementation thereof as from the year 2010.

Banco Macro S.A., implementing the best international practices, has formally adopted written policies for Business Risk management and administration. To such effect, the Bank designated a person responsible for Business Risk and approved the work plan for the year 2008.

Management

Commercial Policy

The commercial policy of Grupo Macro, as a result of the expansion process undergone by the Group due to the merger with and incorporation of several entities, kept on unifying in different stages during the last two years.

In a first stage, the Group homogenized the corporate image aspects, lay-out and products for the different banks within the Group. During the last year, the Bank moved forward with the unification of the administrative and commercial-coordination routines.

Moving that way, the Group defined different regions incorporating all premises and branches of the different entities under a sole coordination in order to turn the commercial actions and the process and administrative management more efficient.

Next follows a detailed description of the Bank’s policies for Private Banking and Corporate Banking

Private Banking

The Group intends to keep its leading position as to personal loans and consolidate its position in the credit card market, transactional products and insurance. The core objective is focused on maximizing the profitability of the current customer portfolio through increased product penetration and cross sale, seeking increased loyalty and the creation of long-term relationships.

The commercial strategy to achieve the above is based on the fully customer-oriented vision, founded upon the main strengths of the Group and which can be synthetically summarized as follows:

•	Characterization as a “Universal Bank” taking into account the spectrum of customers by means of a wide product offering covering the potential financial and transactional needs of such customers.

•	Wide geographic coverage of the branch network.

•	Grupo Macro’s capacity as Financial Agent in four provinces.

•	Strong presence in the Argentine Middle region.

We will continue to go into the relationship with individuals in increasing depth through the Salary Plan, for both the public and the private sector, as well as regarding the retired workers segment.

Commercial efforts shall be focused on the enlargement of our customer base aimed at the sectors of low- and medium-income individuals -whose development, we anticipate, will take place mainly in the provinces- by means of an assistance model adjusted to these needs which in turn allow us to keep a stable base of deposits.

Furthermore, we will continue implementing actions to foster the “bankarization” of the lowest-means population segments.

Corporate Banking

Without prejudice to a customized service to companies labeled as “Corporate” or “Large”, the big challenge is represented by the small- and medium-sized companies, with particular emphasis on the Agribusiness sector and stress on the provinces.

For that, the design of standardized products contemplating the real financial and transactional needs of these companies is crucial when it comes to developing an integrating commercial strategy and a position as a reference bank for the entire sector of small- and medium-sized companies.

The commercial strategy consists in offering a menu of financial and transactional products covering from aspects relating to the need of working capital to medium- and long-term structured financing including foreign trade assistance.

The Agribusiness sector plays a leading role in this strategy. Therefore, during the year 2007 we created the Agribusiness Banking unit and developed actions such as the launching of Tarjeta Macro Agro, the creation of specific positions within the regionalization and the presence at agricultural exhibitions, all of them aimed at achieving a leading position in the agribusiness industry.

We must also highlight the role we must play in the capital market, in which the Bank placed a large number of consumption trusts and managed and performed structured transactions.

IT Development

During the year 2007 the Group continued with the activities that allowed the IT integration of Macro and Suquía. The activities focused on the development of a new operability based on the existing solutions and the completion of the projects Securities Administration, Federal Chamber, Insurance, Leasing, Customer Management, Risks, Collection and Judicial Notices, complying in this way with all critical requirements of the Business Plan.

With regards to IT infrastructure, we completed the construction of the new Data Center that will consolidate the data centers of the different banks of the Group.

We implemented the new data processing center and therefore we met the needs of the business plan, improved the contingency procedures and managed environments according to international standards.

We updated the equipment at the branches and acquired and/or strengthen servers, work stations, automatic teller machines and self-service terminals.

We completed the update of the micro-information technology platform -servers and PCs-, which allowed us to level operating systems and hardware in order to adjust them to market requirements and cover the technology obsolescence.

The Group acquired equipment for Virtual Banking that will allow modifying its architecture achieving redundancy and load balancing, both factors that will determine a better service quality.

We started with the program of activities regarding IT integration with Nuevo Banco Bisel. At the same time we acquired the new central data processing equipment and started the updating activities of the micro-information technology platform -servers and PCs-.

Human Resources

Grupo Macro believes that the basis of its growth is the human team that forms it. That is why it defines in its mission as top priority to be a Leading Bank that through ethical, sensitive and profitable activities provides its employees a work environment in which they may develop.

This is why during the year 2007 we worked to accompany the goals defined by the Management as to develop the business, promoting harmonic labor relationships aligned with the corporate values and obtaining an adequate work environment.

The most relevant project undertaken by Human Resources the past year was to carry out the integration and merger process of Banco Macro and Suquía, directing its efforts to achieving the internalization of the Group’s values, unifying processes and integrating the structures, and finally transmitting knowledge.

In addition, through each of the areas that compose the human resources department, we worked to join the business growth, the personal and professional development of our people and the commitments regarding Corporate Social Responsibility.

From the Internal Communications area we try to stimulate multidirectional communications providing open communication channels and implementing effective actions that allow to consolidate the Bank’s culture, reflecting its defined vision, mission and values.

The action plan was aimed at providing a sole and coherent communication with the Management. We introduced the new corporate image of the Group in all the Regions and Central Areas. We presented the Macro/ Suquía Integration Program.

We accompanied the development of projects by communicating the progress in each stage, the achievements and we used the same communication media for the entire organization.

On the other hand, assisted by the Relations team, we scheduled with the Personnel visits to branches in order to know each of them, and we surveyed concerns and tried to foster a work environment favoring individual well-being and comfort among the work team.

From the Structure & Remunerations area we worked with the different areas to analyze and reach a consensus about the organizational structure that would best meet the Group’s needs, defining a dynamic model flexible to the different regional realities. As a result of this effort we implemented a New Region Model and a Branch Model, and we analyzed the profiles of each collaborator in order to determine and define the position that each of them would hold when implementing such Model.

From the Employment area we planned and carried out the relocation of the different resources, analyzing each situation from two standpoints: the existing vacancies and the profiles of each collaborator, and we recruit from the market the appropriate resources to cover the different positions.

On the other hand, in order to incorporate young future professionals, we visited Universities and presented our Traineeship Program for advanced students.

With the Training area we provided the personnel with the necessary training to achieve a successful performance in their positions, trying to accompany the implementation of new projects, tasks, products and/or services and the compliance with the goals of the business, stimulating professional self-development.

We believe the management levels are the main source of transmission of knowledge and of the Macro culture.

Aimed at encouraging education and training in all collaborators of our Bank we developed full time classroom programs and distance learning or online programs through the implementation of e-learning courses. We also gave an Internal Instructor Program in all the Regions whose role is to facilitate the training activities.

Finally, other aspect of the actions developed from the Human Resources Department was aimed at providing the collaborators the best benefits. The credits and commercial agreements to acquire products under special conditions, as well as other corporate benefits are an example of such benefits.

Employee satisfaction is a key element to maintain an appropriate work environment and stimulate the commitment with the institution. We strongly believe that the development of services and benefits for the employees stimulate a good work environment and an environment of mutual cooperation.

Controlled Financial Entities

Nuevo Banco Bisel S.A.

During the fiscal year the Shareholders’ Equity account of Nuevo Banco Bisel S.A. increased by AR$ 198.2 million, such variation being the consequence of the results of the fiscal year. Consequently, as of 31 December 2007 the Bank registered a shareholders’ equity account of AR$ 1,113.4 million.

The leverage level -Liabilities/ Shareholders’ Equity- turned from 2.1 to 2.4. This continues to show that the high solvency level reached by the bank allows a large capacity to increase the business volume.

During this year total deposits registered a 37.0% growth. This growth exceeded the growth experienced by the Financial System, which for the same period was equal to 20.3%.

During the year 2007 loans to the private sector were up 59.3%, 12 percentage points above the values registered in the Financial System.

The bank kept on registering a significant increase in Private Banking activities, making special emphasis in the increase registered in Personal Loans -233.6%-. Credit Cards were up 47.1%.

The corporate loan portfolio shows significant increases. Commercial Papers registered a 136.6% increase in the last fiscal year; Other, which includes mainly Foreign Trade, climbed 77.9% and Secured Loans grew 82.5%. Besides, Financial Leasing activities were up 59.7% and Mortgage Loans registered a 36.5% increase.

We continue to improve the portfolio quality indicator, which reflects the efforts made in the collection and regularization of the irregular portfolio and the authentic growth of new placements with prudent credit policies. The Irregular Portfolio -Situation 2 to 6- over total financing, dropped from 3.1% in December 2006 to 1.8% through the end of the last fiscal year.

Net Income from services rendered showed a significant 34.9% increase. This percentage increase exceeded the increase in the administration expenses, which were up 12.9%. Therefore, the indicator of administration cost coverage with net income from services rendered climbed from 47.1% to 56.3%.

The management efforts developed throughout the year 2007 as well as the planning of the year 2008 are the result of policies defined by Grupo Macro, which policies have represented and currently represent an important added value for the Company.

In this context we homogenized corporate image, product and service aspects and we also unified the administrative and commercial coordination routines as well as those of credit analysis.

Banco del Tucumán S.A.

On 31 December 2007 we completed the second fiscal year from its acquisition, being this year the first period under our administration.

Grupo Macro holds a participating interest of 47.0% in the branches located in the province of Tucumán.

During this year we started to important projects. As to services, we started working on the incorporation of the Bank to the BANELCO service network, the final integration of which shall take place in April 2008. In addition, we started with the preliminary works to integrate this entity, from the IT point of view, with the other banks of the Group. This will allow a better alignment of the operating and commercial circuits, which shall in turn allow a service consistent with the Group’s guidelines and also improved internal controls.

Business evolution was very positive, and therefore we may see that private banking products experienced a significant increase. The Personal Loan Portfolio registered a 131.0% increase and the Credit Card Portfolio was up 116.0%. Meanwhile, the private sector loan portfolio reached 138.0%.

In addition, deposits followed the same trend showing a 33.0% increase in this year.

During this year, Banco del Tucumán S.A. had earnings of AR$ 18.7 million, which implied an income increase under the management of Grupo Macro of 40.6%.

The Shareholders’ Equity account reached the amount of AR$ 120.2 million, which means it was increased by AR$ 66.9 million, out of which AR$ 48.2 million correspond to the capitalization of new shares and premium authorized in November 2006 and effective during the year 2007. The remaining balance corresponded to income for the period.

The startup of the above mentioned projects and the synergies with the Group allow us to expect a consolidation in the year 2008 of the favorable results experienced throughout the year 2007.

Corporate Social Responsibility

Grupo Macro is aware of the social responsibility it has as a result of its permanent interaction with the community in which it carries out its activities as social player and as institution. This is the reason why it continuously reaffirms its commitment with social and economic growth and with the revaluation of regional cultures.

Within this framework, Banco Macro works to strengthen its relationship with four essential players: employees, customers, suppliers/providers and community.

In the organizational aspect, Macro’s fundamental values are integrity, honesty, good work environment and team work; most of these values are put into practice through the actions carried out by the Human Resources department and the management departments of each sector. Besides, in order to boost the spirit of Active Solidarity of all the employees that form the Group, Macro promotes a program of “Solidarity Projects”. Through this participation instance, the volunteers choose in which social issues or problems they wish to participate and together with communities and institutions they work to collaborate on a proactive way with the Bank’s goals and mission.

As to the relationship established with the customers, and in order to strengthen our relationship with them, we have started a new stage: the Quality stage. Macro was not only one of the first entities that voluntarily adhered to the Code of Banking Practices, but it has also committed to the Group creating a Quality Division. During the year 2007 we designed and implemented several indicators and tools that allowed us to measure the service quality and the time of response thereof in several aspects.

The security and quality standards are also verified when it comes to selecting suppliers/ providers. Therefore, our goal is to guarantee the contractual relationship therewith securing for our customers a quality and service level in constant growth. Supplier evaluation, rating and follow-up, together with fluent communication, is an essential tool for this process in order to optimize the result of the products and services used.

•	Main Actions by the Foundation

Childhood is also top priority for the Bank and it addresses this issue through the continuous search to generate situations allowing equal opportunities, considering children the most important capital of society. Therefore, through it Foundation, Grupo Macro works focusing its attention on education, integration, social medicine, culture and sustainable work.

Based on the above, the Foundation develops and supports, through alliances with other institutions aligned with its goals, proposals with a solidarity impact on the community but with a sense of shared responsibility. So both the allied institution and the benefited community walk towards mutual effort of work, stimulating the enterprising and solidarity spirit of the society as a whole.

Supporting scholarships together with Fundación Brazos Abiertos (scholarships for children in primary and secondary school), Instituto Técnico Industrial Zona Norte (in Córdoba and Rosario), Fundación Aprendiendo Bajo la Cruz del Sur and the satellite Internet connection program in schools located in Iruya and Tres Lagos; together with Fundación Junior Achievement with educational programs throughout the country.

For the integration of children with diminished capacities we work with some institutions such as Minka and San Juan Bosco in the province of Tucumán, and Fundación Cecilia Baccigalupo (integration through sports) at a national level and to promote sustainable work and micro-enterprises we work together with Fundación Impulsar in Salta, Mendoza and Tucumán encouraging young people and their productive projects.

When it comes to nutrition, the modality we chose to work with was shaped in the “self-managed community kitchens” project. The primary objective of this project is to “provide poor families a space of social support, in which the community kitchen is not only a place to meet basic needs but also a place where they can gather, a place they may feel as their own and in which they may participate”.

Regarding social medicine issues, we worked on a joint effort with recognized institutions having broad experience in this aspect, such as “Tren Fundación Alma”, the program of rural medical tours known as “TUJUME” (Tucumán y Jujuy Médicos), “Fundación alegría”, “A.C. Saberes” bringing medical and sanitary assistance to villages in the country where these needs are unattended. Additionally, the contributions made for the financing of hospitalization rooms such as the one in Fundaleu’s Angélica Ocampo Hospitalization and Research Center, La Casa del Niño in the province of Salta, and the work that the Bank carries out together with La Casa de Ronald Mc Donald in Córdoba, where the enlargement of hospitalization rooms allowed more patients and relatives to attend and receive adequate medical assistance, evidence our support in social medicine issues.

These are only some of the activities developed and carried out by the Foundation as part of its action plan, in addition to the special donations to public schools and hospitals.

Corporate Image

Aimed at protecting the Company’s corporate image, generate an integral communication program and ensure maximum internal and external customer satisfaction, consistent with the policies established by the Executive Committee, the Institutional Relations Department plans its corporate image strategy.

Loyalty, Versatility and Dynamism are the three values incorporated by the Group and to which each department and/or area and/or division within the Bank adheres with strong conviction from its mission.

•	National Presence and Regional Support

The strategy of the department of Institutional Relations presents a broad vision of communication, since it defines communication channels through different means, such as: TV (free-to-air or cable), newspapers, radio and non-traditional means of communication such as Web site and direct marketing pieces.

Presence in such communication media is planned giving priority to the support of the local media of each region. It is also important to point out the brand presence in social gatherings, cultural and sports events, both at national and local level.

Consistent with the Bank’s philosophy to fight for country growth and to be a bank near each region, during the year 2007 Macro participated in more than 55 regional fairs throughout the Argentine territory through different events targeted to agricultural and livestock production sectors, industry and commerce. This allows Macro to keep on strengthening the relationship with society and the support to regional economies.

In addition, other social initiatives included open events for the community: the show that gathered more than 35,000 people in Córdoba to listen the greatest hits of Los Nocheros and the concert of Ángel Malher’s orchestra. Such event was carried out to celebrate the merger of Banco Macro S.A. with NBS and communicated our main points in this merger: “the same essence, our usual philosophy... a larger team.” Other events sponsored by the Bank included the musical “Drácula, el Musical” and Julio Bocca’s performance in Salta within the scope of his last national tour, enjoyed by many of our customers.

•	New Image at Branches

In order to develop a homogeneous Branch Network, regardless of the geographic point of the country in which the branch is located, the Bank carried out a joint project from the Institutional Relations Department, defining the branch image, the Distribution and Sales image with the lay-out and the Administration image using the new design and logo.

In this way we expect to continue improving customer service quality and strengthening the attributes and the brand.

Highlights

Merger with Nuevo Banco Suquía S.A.

On October 16 we completed the operating merger of Nuevo Banco Suquía into Banco Macro S.A., this being the last step in the merger process. We incorporated 100 branches, the personnel, the customers, the assets and liabilities into Banco Macro S.A.

This merger was the successful completion of the organizational integration process that unified the operations and personnel of both entities, this probably being the largest merger in the recent history of the Argentine financial system as to volumes, customers and operation.

Global Program for the Issuance of Corporate Bonds

In the month of January, the Bank placed in the international market Non-Subordinated Corporate Bonds for an amount of US $ 150 million for a 10-year term and at a fixed rate of 8.5% p.a.

In the month of June, the Bank issued non-subordinated corporate bonds (“peso-linked notes”) for a nominal value of US $ 100 million for a 5-year term and at a fixed rate over principal in pesos of 10.75%. Such funding in pesos was the longest and the one with the lowest rate -even with respect to similar financing obtained by foreign capital banks- registered in the year 2007.

Valuation of Public Equity Securities

Banco Macro decided during the third quarter to continue valuating its entire Public Equity Securities portfolio at market values and not to choose the option of using permissive criteria admitted by the BCRA through its communications “A” 4698 and “A” 4702.

Banco Macro made such decision in order to privilege the transparency of the information on results, as well as its homogeneity with respect to other periods.

Post-Balance Events

Share Repurchase Program of Banco Macro S.A.

In the second half of the year 2007, shares in the financial market worldwide dropped as a consequence of the mortgage crisis in the United States. The shares in Banco Macro S.A. suffered an average fall of 19.0% in the second semester.

Since the financial performance of Banco Macro does not match the behavior of the share price, the Board of Directors designed a share repurchase program of 30 million shares, allocating funds for an amount of AR$ 210 million and for a term of 120 days expiring on May 9, 2008.

From the launching of the share repurchase program, the price of the share registered a 6.6% improvement (as of 02/29/08), in a context in which shares in the financial market continued to show weak prospects. Up to date the Bank applied AR$ 10 million and acquired 291 shares in the Buenos Aires Stock Exchange and 115.000 ADRs in the New York Stock Exchange.

Directors’ Remuneration

The Bank has not changed its policy regarding the Directors’ remuneration. All the members of the Board of Directors perform technical-administrative tasks in the company.

Distribution of Dividends

The rules issued by the BCRA establish that the financial entities may distribute earnings as long as the provisions of Sections 34 or 35 bis of the “LEF”10 do not apply to them, they do not receive a certain type of assistance from the BCRA, they do not show any delay in providing the legally required information, or default on the payment of the required minimum capital.

After these requirements are met, the entities may distribute earnings after making off-balance sheet adjustments that take into account the capitalization of differences resulting from payments of “pesified” deposits, the differences between the market value and the book value of government securities, the assets valuation adjustment notified by the SEFyC11 and the franchises regarding the valuation of assets individually granted to such entities.

10 Spanish acronym for “Ley de Entidades Financieras” (Argentine Act on Financial Institutions).
11 Spanish acronym for “Superintendencia de Entidades Financieras y Cambiarias” (Superintendency of Financial and Exchange Institutions).

Financial institutions must previously obtain an authorization by the SEFyC, which must be requested at least 30 days before the date on which the Shareholders’ Meeting will be held.

The Board of Directors does not sponsor the capitalization of profits, capital monetary adjustments or other concepts since the number of issued shares is adequate for the fluent commercialization thereof in the markets in which they are listed and with the purpose -considering the amounts held by the Bank which exceed the regulatory capital- of leaving open the possibility of granting continuity to the cash dividend distribution practice.

The Board of Directors shall request authorization to distribute cash dividends for the sum of AR$ 170.99 million -equivalent to AR$ 0.25 per share-, so that the relevant Shareholders’ Meeting may later proceed to discuss such distribution.

Awards and Mentions

Banco Macro S.A. was honored during the year 2007, and for the second consecutive year, with Euromoney’s award as the best bank in the Republic of Argentina. This award was granted after analyzing the Bank’s performance based on its growth, its solvency, the development of its products and the customer service quality.

In its issue of May 2007, the prestigious US economic and financial magazine Global Finance has selected Banco Macro as the best Bank in Argentina 2007 in its 14th annual report on the performance of the leading banks in developing markets, “The World’s Best Emerging Market Banks” -2007. The award was granted taking into account the financial results, the top level service offered by the Bank, its involvement with the community as well as the solutions offered in order to meet the increasing requirements of small and medium-sized companies, among other aspects.

In December 2007 Banco Macro S.A. was again honored by the British economic magazine, “The Banker”, with “The Best Bank in Argentina” award for its leadership in key service areas, commercial policy, investment strategy and customer service.

Acknowledgments

The Board of Directors thanks our customers, correspondents, providers and colleagues, the shareholders and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), the Comisión Nacional de Valores (Argentine Securities Commission) and of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) for the support we received.

We very specially thank the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, this 6th day of March 2007.

THE BOARD OF DIRECTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 17, 2008
MACRO BANK INC.

By: /s/ Roberto Eilbaum
Name: Roberto Eilbaum
Title: Director